Exhibit 99.2

AETERNA ZENTARIS INC.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

March 12, 2024

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the special meeting of shareholders of Aeterna Zentaris Inc. (the “Company”) held on March 12, 2024. Each of the matters is described in greater detail in the Company’s management information circular dated February 9, 2024 (the “Circular”). Capitalized terms used but not defined herein have the meanings given to them in the Circular.

(a)	Issuance Resolution: The Company was authorized to issue the Consideration Shares and the Aeterna Zentaris New Warrants in connection with the Plan of Arrangement. The following are the voting results on this matter:

	FOR	% FOR	AGAINST	% AGAINST
Issuance Resolution	604,823	78.97%	161,099	21.03%

(b)	Conditional Nominee Resolution: The Company was conditionally authorized to increase the number of directors of the Company from five to eight and elect four nominees as directors of the Company. The following are the voting results on this matter:

	FOR	% FOR	AGAINST	% AGAINST
Increase Number of Directors	610,523	79.71%	155,399	20.29%
Ronald W. Miller	622,082	81.22%	143,840	18.78%
Ulrich Kosciessa	620,608	81.03%	145,314	18.97%
Geneviève Foster	623,085	81.35%	142,837	18.65%
William Li	626,788	81.83%	139,134	18.17%

(c)	Consolidation Resolution: The Company was authorized to consolidate the Common Shares of the Company on the basis of a range of one post-Consolidation Common Share for each three to four pre-Consolidation Common Shares. The following are the voting results on this matter:

	FOR	% FOR	AGAINST	% AGAINST
Consolidation Resolution	604,407	78.91%	161,515	21.09%

Dated this 12th day of March, 2024.

AETERNA ZENTARIS INC.

(signed) “Giuliano La Fratta”
By:	Giuliano La Fratta
Title:	Chief Financial Officer